March 1, 2018

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:
Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and Mining

Re:	The Finish Line, Inc.
Form 10-K for the Fiscal Year Ended February 25, 2017
Filed April 25, 2017
File No. 000-20184
Form 8-K Filed December 21, 2017
File No. 000-38194

Dear Mr. Arakawa,

On behalf of The Finish Line, Inc. (which we refer to as “we,” “our,” or the “Company”), this letter respectfully sets forth the Company’s responses to the comments of the staff of the Securities and Exchange Commission (“SEC”) (the “Staff”) set forth in your letter dated January 17, 2018, regarding the Company’s above-referenced Form 10-K and Form 8-K. Set forth below is the Company’s response to the Staff’s comments. For your convenience, the Staff’s comments are duplicated below in italicized text and precede the corresponding response.

Form 10-K for the Fiscal Year Ended February 25, 2017

Notes to Consolidated Financial Statements
1. Significant Accounting Policies
Cost of Sales, page 45

1.
We note your disclosure that you do not include the costs associated with operating distribution center and freight within cost of sales. To enhance an investor’s understanding, please revise to further describe the nature of these costs and the related amounts for the periods presented.

In response to the Staff’s comment, the Company has considered Accounting Standards Codification (“ASC”) 330-10-30 in determining which expenditures should be considered costs of operating its distribution center and freight costs that are associated with delivering its merchandise to a sellable location. The Company has determined that its distribution center and freight costs referenced by the Staff within the Company’s footnote include the cost of transportation from the Company’s distribution center to its stores, direct labor to warehouse its merchandise, and direct shipping costs which are infrequently charged from the Company’s vendors for inbound freight. The majority of the Company’s inbound freight is paid for by its vendors and embedded in the cost of its merchandise and thus included within cost of sales. The costs of transportation from the Company’s distribution center to its stores and direct labor to warehouse its merchandise represent approximately 2% of the Company’s net sales, which the Company believes is not material for an investor to understand the Company’s results of operations. As a result of this analysis, the Company respectfully advises the Staff that it does not believe it is necessary to adjust the disclosures in the Company’s historical or prospective financial statements to quantify these immaterial amounts for an investor.

The Company also incurs other distribution costs for holding inventory which are treated as period costs, as well as outbound shipping and handling costs for the Company’s e-commerce, mobile commerce, and in-store orders where the Company ships the product to its customers to fulfill the sale. The Company records these costs as selling costs within selling, general, and administrative expenses. The Company’s shipping and handling costs are partially offset by reimbursements from its customers and represent less than 1% of the Company’s net sales. While the Company acknowledges that the reimbursements from its customers for shipping and handling costs could be considered net sales, the Company has elected to treat them as an offset to selling, general, and administrative expenses due to the immaterial amount of the reimbursements.

Form 8-K filed December 21, 2017

Exhibit 99.1

2.
We note you have provided forward looking non-GAAP financial measures for the fourth quarter and 53-week fiscal year ending March 3, 2018. Please tell us why you have not presented the most directly comparable GAAP measure and the quantitative reconciliation with respect to the forward-looking non-GAAP measure as required by Item 10(e)(1)(i) of the Regulation S-K. Refer to Question 102.10 of the Non-GAAP Compliance and Disclosure Interpretations updated on October 17, 2017.

In response to the Staff’s comment, the Company will include in its future filings that provide forward-looking non-GAAP financial measures a quantitative reconciliation of such measures to the most directly comparable forward-looking GAAP financial measure. The Company will include this quantitative reconciliation when the information is available without unreasonable efforts, or if it is unable to do so, the Company will disclose the fact and will identify the unavailable information preventing the Company from presenting such reconciliation in accordance with the “unreasonable efforts” exception in Item 10(e)(1)(i)(B) of Regulation S-K. We note that the non-GAAP adjustments included in our forward-looking non-GAAP financial measures for the fourth quarter and 53-week fiscal year ending March 3, 2018 were previously recorded during the thirty-nine weeks ended November 25, 2017, and at the time of the filing, there was no reasonable way to predict additional non-GAAP adjustments nor were any such non-GAAP adjustments included, such as future impairment charges and store closing costs, employee severance, retirement, and other costs, based on the nature of such charges for the fourteen weeks ending March 3, 2018.

For these forward-looking measures, the Company is typically not able to predict future impairment charges and store closing costs outside of what has already been recorded in the Company’s financial statements. Per our Critical Accounting Policies and U.S. GAAP, the Company reviews our property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, and if an asset is considered to be impaired, the impairment is recognized at that time. For employee severance, retirement, and other costs, the Company is not able to predict future actions of our employees.

The following is the proposed quantitative reconciliation as if the Company had provided the requested information in its Exhibit 99.1 included in its Form 8-K filed on December 21, 2017:

Reconciliation of Diluted Earnings Per Share From Continuing Operations Outlook, GAAP to Diluted Earnings Per Share from Continuing Operations Outlook, Non-GAAP (Unaudited)

	Fourteen Weeks Ending March 3, 2018	Fifty-Three Weeks Ending March 3, 2018
Diluted earnings per share from continuing operations, GAAP	$0.50 to $0.58	$0.45 to $0.53
Employee severance, retirement, and other costs, net of income taxes[1]	—	—
Impairment charges and store closing costs, net of income taxes[1]	—	0.14
Diluted earnings per share from continuing operations, Non-GAAP	$0.50 to $0.58	$0.59 to $0.67
____________________________________________________________________________________________________
Notes:

[1]
The information related to (i) impairment charges and store closing costs, net of income taxes, and (ii) employee severance, retirement, and other costs, net of income taxes represents historical non-GAAP adjustments for the thirty-nine weeks ended November 25, 2017. At this time, the Company is unable to predict, without unreasonable effort, additional non-GAAP adjustments for the fourteen and fifty-three weeks ending March 3, 2018. These items, which could materially affect the computation of diluted earnings per share from continuing operations, GAAP, are inherently uncertain and dependent on various factors, many of which are outside of the Company’s control.

We appreciate the Staff’s comments, and if the Staff would like additional information, or if the Staff has any questions or comments regarding this letter, please contact the undersigned by phone at (317) 613-6914.

Very truly yours,

/s/ Edward W. Wilhelm

Edward W. Wilhelm

Executive Vice President,
Chief Financial Officer

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